4imprint Group plc

RECEIVED
2005 MAR 22 P 2:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 March 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corpo[redacted]
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

05006738

SUPPL

Dear Sirs

**4imprint Group plc (File No. 82-5104)**
**Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the**
**U.S. Securities Exchange of 1934**

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

| ***Date*** | ***Document*** |
|---|---|
| 07.03.05 | Notification of interests of Directors<br>Notification of major interests in shares |

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

Yours faithfully

P.P. T.D. Hallam

dle 3/23

**Andrew Scull**
**Company Secretary**

4imprint Group PLC
07 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

4imprint Group plc

2. Name of director

Andrew James Scull

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 Above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 Above

7. Number of shares / amount of stock acquired

5000

8. Percentage of issued class

0.01%

11. Class of security

Ord 38 6/13p

12. Price per share

237.2p

13. Date of transaction

7 March 2005

14. Date company informed

7 March 2005

15. Total holding following this notification

5000

16. Total percentage holding of issued class following this notification

0.01%

24. Name of contact and telephone number for queries

Tim Hallam 0870 757 1284
Group Financial Controller

25. Name and signature of authorised company official responsible for making this notification

Tim Hallam

Date of Notification

7 March 2005



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4imprint Group PLC
07 March 2005

4Imprint Group PLC ('the Company')

Notification of Major Interests in Shares

The Company received a notification on 7 March 2005, from SVG Capital plc on behalf of itself and SVG Investment Managers Limited, SVG Investment Funds (Dublin) plc and certain holding companies, informing it that they have an overall aggregate interest in 3,765,000 shares representing 13.07% of the Company's issued ordinary share capital.

07 March 2005

4imprint Group PLC
07 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

4imprint Group plc

2. Name of director

Gillian Davies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 Above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 Above

7. Number of shares / amount of stock acquired

5000

8. Percentage of issued class

0.01%

11. Class of security

Ord 38 6/13p

12. Price per share

237.2p

13. Date of transaction

7 March 2005

14. Date company informed

7 March 2005

15. Total holding following this notification

5000

16. Total percentage holding of issued class following this notification

0.01%

24. Name of contact and telephone number for queries

Tim Hallam 0870 757 1284
Group Financial Controller

25. Name and signature of authorised company official responsible for making this notification

Tim Hallam

Date of Notification

7 March 2005



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